Mail Stop 3561

February 5, 2010

Timothy Neher
President
Accelerated Acquisitions I, Inc.
122 Ocean Park Boulevard
Suite 307
Santa Monica, CA 90405

      Re: **Accelerated Acquisitions I, Inc.**
                    Form 10-K for the Fiscal Year Ended
                    December 31, 2008
                    File No. 000-53136

Dear Mr. Neher:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services